February 13, 2012

Rolaine S. Bancroft
Senior Special Counsel
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549

Re:	RBS Commercial Funding Inc. Registration Statement on Form S-3 Filed November 10, 2011 File No. 333-177891

Dear Ms. Bancroft

We are counsel to RBS Commercial Funding Inc. (the “Depositor”).  We have reviewed your letter dated December 7, 2011 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Depositor's registration statement (File No. 333-177891) on Form S-3 as filed on November 10, 2011.  We have discussed the comments indicated in the Comment Letter with various representatives of the Depositor, and the Depositor's responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the revised form of registration statement submitted herewith.  Enclosed herewith are two copies of such revised registration statement, which have been marked to show changes implemented in response to the request of the Staff in the Comment Letter.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Depositor’s response.

Rolaine S. Bancroft
February 13, 2012

General

1.
Please revise your prospectus supplement to provide bracketed language indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable.

The Depositor has made the requested revisions to indicate that the disclosures required by Items 1111(a)(7) and (8) of Regulation AB will be made.  See pages S-113 and S-114 of the prospectus supplement.

Other Mortgage Loan Features, page S-26

2.
We note on page S-21 in the third bullet point under “General Considerations” your statement that in presenting disclosures you have “assumed” that all scheduled payments due are timely made. However, we also note on page S-26 in the first bullet point under “Other Mortgage Loan Features” that you make the representation that “no mortgage loan has been thirty days or more past due in the past year.”  Please revise or explain why you have assumed that all scheduled payments are timely made in light of your representation that there are no mortgage loans that are thirty days past due in the last year.

In presenting the cut-off date principal balances of mortgage loans, the Depositor intends to assume that all scheduled payments of principal and/or interest are timely made as of the cut-off date. The nature of the representation to be given is slightly different:  that no payment of principal and/or interest is more than thirty days past due.  A payment due on a mortgage loan may be late because it was made after its scheduled payment date but still never become 30 days past due.

Rolaine S. Bancroft
February 13, 2012

Limited Information Causes Uncertainty, page S-44

3.
Please revise this risk factor in light of the recent changes to Exchange Act Section 15(d), which established ongoing reporting obligations for classes of asset-backed securities. Also refer to new Rule 15d-22(b) of the Exchange Act and SEC Release No. 34-6519 (published on August 17, 2011).

The Depositor has made the requested revisions to indicate the availability of Exchange Act reports.  See pages S-35 and S-207 of the prospectus supplement.

The Mortgage Loans Have Note Been Reunderwritten by Us, page S-50

4.
We also note on page S-50 of the prospectus supplement that you have not reunderwritten the mortgage loans and you have relied on the representations and warranties made by the sponsors, and each sponsor’s obligation to repurchase, substitute, or cure a mortgage loan. Please revise to clarify what you mean by the term “reunderwritten.” Also, it appears that the risk factor should also include disclosure about what review was performed in compliance with Rule 193. Please revise to include such bracketed language.

The Depositor has made the requested revisions.  See page S-50 of the Prospectus Supplement, which clarifies that not “reunderwritten” means that the related mortgage loans, after origination, have not been underwritten by the depositor to determine if such mortgage loans were originated in accordance with the originator’s related underwriting guidelines.

Reports to Certificateholders; Available Information, page S-200

5.
We note on pages S-200 to S-205 that the Certificate Administrator will be required to provide or make available to the certificateholders certain information. Please clarify if any of this information will be filed on EDGAR or available to the general public on the Certificate Administrator’s website.

The Depositor has revised the language on pages S-204 and S-207 to clarify that the information required under Forms 8-K, 10-K, and 10-D will be made available on EDGAR.  Certain of the balance of the information contained in the referenced reports

Rolaine S. Bancroft
February 13, 2012

may contain sensitive information concerning Mortgage Loans which may be in default and therefore would be inappropriate to file on EDGAR, because that would make said information available to borrowers, managers of the mortgaged properties, or affiliates of a borrower or manager of a mortgaged property.  Therefore, such information will be made available on the Certificate Administrator’s website to Parties to the transaction and persons who deliver an Investor Certification certifying, among other things, that they are a Certificateholder, Certificate Owner, or a prospective purchaser of a Certificate, and that they are not a borrower, a manager of a mortgaged property, or an affiliate of a borrower or manager of a mortgaged property.

Item 16., page II-3

6.	We note that the legal and tax opinions will be filed by amendment. We may have further comments once such opinions are filed.

The legal and tax opinions have been filed with Amendment No. 1.

Signatures Pages, page 2

7.	Please revise the signature page to include the controller or principal accounting officer. Refer to General Instruction V.B. for Form S-3.

The Depositor notes that its Chief Financial Officer is both its principal financial and its principal accounting officer, and the Depositor has revised the identifying information on the signature page accordingly.

Item 17, Undertakings, page II-6

8.	You have omitted the undertakings specified in Item 512(i)(2) of Regulation S-K. Please revise to include the undertakings or advise.

The Depositor advises the Staff that the undertakings specified in Item 512(i)(2) of Regulation S-K are substantively identical to

Rolaine S. Bancroft
February 13, 2012

undertaking number 2 on Page II-4 of the Depositor’s registration statement.

The Depositor hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.
Sincerely,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc.           Doug Tiesi